FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Translation of Immediate Report filed with the Israeli Securities Authority on September 27, 2011 and enclosing the Notice of the Registrant's annual general shareholders meeting for 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: September 27, 2011

Elron Electronic Industries Ltd.
(the "Company")

Re: Immediate Report regarding the Convening of an Annual General Meeting of the Shareholders of the Company

An immediate report (the "Report") is hereby given pursuant to the Companies Law, 5759-1999 (the "Companies Law"), and to the Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the "Immediate Report Regulations") and to the Companies Regulations (Notification and Announcement of general meetings and class meetings in a public Company (2000) relating to the convening of an annual general meeting of the shareholders of the Company, which shall be held on October 24, 2011 at 10:30 am, at the Company's offices at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv, on the agenda of which will be the matters described below in this report.

1.	The Matters on the Agenda and a Summary of the Proposed Resolutions

1.1
To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Ami Erel, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

According to Regulation 26 of the Immediate Report Regulations, the following are the details, to the best of the Company's knowledge, of the candidates for appointment as directors.

Arie Mientkavich, Identification No. 00129320. Born on September 28, 1942, Israeli, of Derech Hashalom 1, First Floor, Tel Aviv. Became a director on January 8, 2007. LL.B. in Law - Hebrew University in Jerusalem; B.A. in Political Science – Hebrew University in Jerusalem Chairman of the Board of Directors. Director with Financial and Accounting Expertise.

Vice Chairman of the Board of Directors – IDB Holding Corporation Ltd.; Chairman of the Board of Directors RDC – Rafael Development Corporation Ltd.; Director of NuLens Ltd.; Director of Given Imaging Ltd.; Acting Chairman of the Board of Directors – Gazit Globe Ltd.; Chairman of the Board of Directors – Gazit Globe Israel (Development) Ltd. Served for approximately 8 years as Chairman of the Board of Israel Discount Bank Ltd. and its main subsidiaries including Mercantile Discount Bank Ltd  and Israel Discount Bank of New York. During his tenure as Chairman of Israel Discount Bank Ltd., he served as Chairman of the Audit Committee of Mercantile Discount Bank Ltd. and a member of the Audit Committee of Israel Discount Bank Ltd. and a member of the Advisory Committee and the Advisory Council of the Bank of Israel. Served for approximately 10 years as Chairman of the Israel Securities Authority and its representative, a member of the Council of Certified Public Accountants. Before that, he served for approximately 10 years as legal advisor to the Ministry of Finance.

Avraham Asheri, Identification No. 000954768. Born January 24, 1938. Israeli, of Yashpa 12, Mevaseret Zion. Became a director on December 14, 1999. Bachelors in Economics and Political Science from the Hebrew University; Director with Financial and Accounting Expertise. Member of the Audit Committee and the Investment Committee.

Economic Adviser and Director of Companies Director – Koor Industries Ltd., Director – Radware Ltd., External Director – Mikronet Ltd., Financial Advisor – Avnet Communications Ltd., Director – Elbit Systems Ltd., Director – Discount Mortgage Bank Ltd. Chairman of the Audit Committee of the Hebrew University of Jerusalem; member of the Executive Committee and Chairman of the Finance Committee of the College "Hadassah"; member of the Executive Committee of the Jerusalem Institute for Israel, a member of the Audit Committee of the Jerusalem Foundation; a Board member and Chairman of the Finance Committee "Mishkenot Shaananim" and Chairman of D.V.I Volunteer Dentists to Israel.

Prof. Gabi Barbash, Identification No. 30283352. Born September 13, 1949, Israeli, of Bnei Haneviim  17b, Ramat Gan. Became a director on May 21, 2003. M.D. from the Hebrew University of Jerusalem, Masters in Public Health MPH from Harvard University in Boston. CEO of the Tel aviv Medical center.
CEO of the Tel Aviv Medical Center; Chairman of the Health Corporation adjacent to the Tel Aviv Medical Center; Director of Clal Biotechnology Industries Ltd., Director of "Oplon".

Rona Dankner, Identification No, 066246406, Born on May 14, 1983, Israeli, of  Azrieli Center, Tel Aviv Director as of October 7, 2008; B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel. Student at Shenkar School of Engineering and Design. Daughter of Mr. Nochi Dankner an (indirect) controlling party of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company.

Student at Shenkar School of Engineering and Design, Referent to subsidiaries - Discount Investment Corporation Ltd., Director of the following companies: Elron Electronic Industries Ltd., Property and Building Ltd. A graduate in Business Administration - Interdisciplinary Center Herzliya.

Amiram Erel, Identification No. 04871265 Born on April 27, 1947, Israeli, of Discount Investment Corporation Ltd., 3 Azrieli Center, 44 Floor, Tel Aviv. Became a director on 1 November 1999. B.Sc. in Electrical Engineering from the Technion, Israel. Director with Financial and Accounting Expertise.

President and CEO – Discount Investment Corporation Ltd., Chairman of the Board of Directors – Cellcom Israel Ltd., CEO – NetVision Ltd. (from March to December 2007), Chairman of the Boards of Directors or Board member of various subsidiaries of Discount Investment Corporation Ltd., including NetVision Ltd. (Chairman), Koor Industries ltd. (Chairman), Makhteshim Agan Industries Ltd. (Chairman) and other companies in the Discount Investment Corporation Ltd. group.

Shay Livnat, Identification No. 055443915. Born September 13, 1958, Israeli, of  Lotem 7, Bnei Zion,  60910. Director as of June 7, 2005 B.Sc. in Electrical Engineering from Fairleigh Dickinson University, NJ, USA; The son of Avraham Livnat, an (indirect) controlling party of IDB Holding Corporation Ltd., an (indirect) controlling party of the Company.

President and CEO of Zoe Holdings Ltd. Director in the following companies: IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Cellcom Israel Ltd., Taavura Holding Ltd., Carmen Assets & Investments Ltd., Carmen Financing (1994) Ltd., Carmen Management And Assets (1997) Ltd., Or Asaf Investments Ltd., A. Livnat Mataim Ltd., Ahava Holdings Ltd., O.P.S.I. (International Handling) Ltd., Universal Trucks Israel Ltd., Shay Livnat Holdings Ltd., Kama Communications (1996) Ltd., Phone-Or Ltd., and additional companies in the Avraham Livnat, Taavura and IDB group.

Dori Manor, Identification No. 022852453. Born May 26, 1967, Israeli and French, of 17 Kerem HaZeitim, Savyon. Became a director on August 13, 2003. B.Sc. in Industrial Engineering from Tel Aviv University; M.B.A. in Business Administration from INSEAD in France. The son of Isaac and Ruth Manor, related parties in the company. Director with Financial and Accounting Expertise.

CEO of companies in the automotive industry belonging to the David Lubinski Ltd. group. Diretor in the following companies: IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Clal Industries and Investments Ltd. Discount Investment Corporation Ltd., and other companies in the David Lubinski group.

Arie Ovadia, Identification No. 78284338. Born December 25, 1948, Israeli, of 11 A Hashomer, Raanana, Israel. Ph.D. in Economics from the Wharton School of Business, University of Pennsylvania; Bachelors degree in Accounting and Economics from Tel Aviv University; Masters degree in Accounting and Finance from Tel Aviv University. Director with Financial and Accounting Expertise. Member of Investment Committee.

Chairman of the Board of Directors – Giron - Development And Building Ltd., Chairman of the Board of Directors – Destiny Holdings (1993) Ltd., Chairman of the Board of Directors – Teva Naot - Distribution Ltd., Chairman of the Board of Directors – Na'alei Naot Agricultural Cooperative for Businesses Ltd., Chairman of the Board of Directors – Nadlan.com Israel Ltd., Chairman of the Board of Directors and Managing Director – Shamrock Israel Growth Fund Advisors Ltd. Director in the following companies: Shamrock - Cinema City Ltd., Destiny Holdings (1993) Ltd., Destiny Assets (1991) Ltd., Israel Petrochemical Ltd.,  Strauss Group Ltd., Scaelix Corporation Ltd., Compugen Ltd., Carmel Olefins Ltd., Polar Investments Ltd., Intercure Ltd., I.Q.S. Shalev Ltd. (Previously served as chairman), Maxtech Technologies Ltd., Maxtech Communication Networks Ltd., Mantisvision Ltd., Wirenet Wireless Communication Ltd., Adsmarket G.M. Ltd., B-A.O. Adav Consultants Ltd., B-A.O. Consultants & Management (2007) Ltd., Baonch Consultants Ltd., Benjamin Ovadia Consultants (2007) Ltd.

[The declarations of the directors of the Company provided in accordance with Section 224(b) of the Companies Law, were filed with the Israeli Securities Authority. An example of the form such declaration is attached hereto as Appendix A.]

Messrs Gad Arbel and Yaacov Goldman will continue to serve as external directors in accordance with the Companies Law.

1.2
To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

1.3	To report to the general meeting on the audit fees for 2010.

1.4
Approval of the renewal of the engagement  between the Company and Prof. Gabi Barbash who serves as a director of the Company in a services agreement in relation to medical device companies held by the Company, with effect from September 1, 2010 until December 31, 2012.

The previous services agreement of Prof. Barbash with the Company ended in August 2010, although Prof, Barbash continued to provide such services from such date onwards. In consideration for his services, Prof. Barbash will receive a monthly fee of $5000 plus VAT, in addition to his compensation to which he is entitled to receive as a director. The following are the terms of Prof. Barbash's aggregate compensation for 2010:

Details of person receiving compensation				Compensation for services (in NIS)
Name	Position	Scope of Position	Rate of holding in the Corporation's capital	Salary	Bonus	Consultation fee	Other	Total
Gabi Barbash	Director		-	(1)103,150	(2) 600,000	(3)151,150	-	NIS854,200 ($231,646)

1.	Prof. Barbash received compensation for his participation in meetings of the Company’s board of directors in the aggregate annual amount of NIS 103,150 during 2010 and NIS50,525 during 2011.

2.
In December 2009, the Audit Committee and Board of Directors of the Company approved a special bonus to Prof. Barbash in the sum of NIS600,000 (approximately $160,000) for his activities and contribution to a held company, 3DV Systems Ltd. On July 21, 2010, the payment of this bonus was approved by the annual shareholders meeting of the Company.

3.
Prof. Barbash received consulting fees within the framework of the previous services agreement until August 2010. The renewal of the services agreement was approved by the Audit Committee and Board of Directors of the Company after this matter was considered in the meetings held on August 8, 2011 and August 10, 2011, respectively. The Audit Committee and the Board of Directors were presented with  details regarding all the terms of Prof. Barbash's engagement and relating to the  services provided by him. Compensation parameters of similar companies  or other compensation parameters in the same sector as the Company were not examined  since the services provided concern services  relevant to the Company and its difficult to compare them specifically to services provided by another person for other companies.

The following are the reasons of the Audit Committee and the Board of Directors for renewing the services agreement.

1.4.1  The Audit Committee and the Board of Directors were of the view that the payment of the compensation within the framework of the services agreement with Prof. Barbash reflects the activities and contribution of Prof. Barbash to the Company's business, particularly assisting to identify potential investments in the medical device field and providing advice in connection with companies held by the Company in the field of medical devices and business opportunities such field.

1.4.2  The compensation is in the ordinary course of business and should not have a material effect on the Company’s profitability, assets or liabilities.

1.4.3 In determining the scope of the compensation, the Board of Directors considered, inter alia, the following parameters: The contribution of Prof. Barbash to investments made by the Company; the contribution of Prof. Barbash to the Company’s business and profits and satisfaction with the functioning of Prof. Barbash.

1.4.4  The compensation is reasonable and appropriate also in comparison with that which is acceptable in the Company, taking into consideration the position and contribution of Prof. Barbash.

1.4.5  Taking into consideration the level of the compensation and the contribution of Prof. Barbash to the Company, the scope of the compensation is fair and reasonable in the circumstances.

1.5.	To consider the Annual Financial Reports of the Company for 2010.

2.	Record Date

The record date for the entitlement of a shareholder to participate and vote in the meeting, pursuant to Section 182 of the Companies Law and Section 3 of the Companies Regulations (Voting in Writing and Position Statements), 5765-2005, is October 3, 2011 (the "Record Date"). If trading does not take place on the Record Date, the Record Date shall be the last trading day  immediately prior thereto.

3.	Legal Quorum and Adjourned Meeting

A legal quorum shall be constituted upon the presence, either in person or by proxy, of at least two shareholders holding in total more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the meeting. In the absence of a legal quorum at the general meeting one half hour after the time scheduled for commencement of the meeting, the general meeting shall stand adjourned for one week, on the same day at the same time and in the same place. If no legal quorum shall be formed at the adjourned meeting one half hour after the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, present either in person or by proxy, shall constitute legal quorum.

4.	Required Majority

The majority required for adoption of the proposed resolutions specified in Section 1 of this report is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote.

5	Method of Voting

5.1           A shareholder who wishes to participate in and vote at the meeting will be entitled to do so if a confirmation regarding his holding of shares on the Effective Date, prepared in accordance with the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000 had been delivered to the Company prior to the commencement of the meeting, as specified below.

5.2           A shareholder of the Company may participate in and vote at a meeting in person or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A letter of appointment appointing a proxy as aforesaid (the "Letter of Appointment") shall be drawn in writing and signed by the principal, and if the principal is a corporation, it shall be signed in a manner which duly binds the corporation. The Letter of Appointment shall be deposited at the Company's offices at least 48 hours before commencement of the meeting or the adjourned meeting, as the case may be.

5.3           Pursuant to the Companies Regulations (Proof of Holding of a Share for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the name of the transfer agent, who wishes to vote at the general meeting, will provide the Company with confirmation regarding his holding of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered in accordance with the requirements of the said regulations.

6.	Confirmation of Ownership and Proxy Card

6.1.          A shareholder whose shares are registered with a TASE member may receive confirmation of the holding from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery cost only, if he shall have so requested, provided that a request for this purpose shall be made in advance for a specific securities account.

6.2           In addition, shareholders whose shares are registered with American Stock Transfer ("AST") only, whether registered in such shareholders' name or held with a broker in the U.S., are entitled to vote their shares by delivering the proxy card to AST or to the broker through which the shares are held, as the case may be. The language of the proxy card may be viewed at the Company's website specified below, and will be sent to such shareholders. The votes may be cast by such shareholders only, according to the voting instructions set forth in the proxy card. The proxy card must be delivered to the Company's offices up to 48 hours before the date of the convening of the meeting.

7.	Inspection of Documents

A copy of this report is available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il. and on the website of the TASE at  maya.tase.co.il

In addition, a copy of this report will be available on the Company's website at www.elron.com, and on the distribution website of the Securities and Exchange Commission at www.sec.gov.

Appendixes – The following appendixes are attached to this report:

Appendix A – The Form of the Declaration of the Directors Nominated for Reelection

Appendix B – Proxy Card

Sincerely,

Elron Electronic Industries Ltd.

Details of the signatories on behalf of the Company and a description of their position:

Ari Bronshtein, Chief Executive Officer

Yaron Elad, VP and Chief Financial Officer

Appendix A

Elron Electronic Industries Ltd.
(the "Company")

Dear Sir / Madam,

Re:	Declaration of a Director

I the undersigned, _____, bearer of I.D. no. ________, resident of Israel of                               , do hereby declare and confirm as follows:

1.	All the expressions used in this declaration shall bear the meanings ascribed thereto in the Companies law, 1999 (the" Law")

2.	I hereby give my consent to serve as a director of your Company.

3.
I declare that I have the required qualifications [as described in Annex C to this declaration (Note: not attached but filed with Israeli Securities Authority and appearing in the Notice to which this declaration is attached)] and the ability to dedicate the appropriate time to discharge the office of director at the Company, in consideration, inter alia, of the special needs and size of the Company and I am qualified to be appointed as a director of the Company according to Sections 226-227 of the Law. The provisions of the said sections  in the versions as of the time of signature of this declaration, are detailed in Annex A attached to this Declaration and is an integral part thereof (not attached).

4.	I declare that I have the academic degrees and employment experience as detailed in Annex C ( not attached but appearing Notice attached).

5.
I have financial and accounting expertise/professional qualifications [Delete the inapplicable], in accordance with the  Companies regulations (Conditions and tests for directors who have financial and accounting expertise and for directors with professional qualifications – 2005 ("Companies Regulations")

The provisions of the Companies Regulations in the version as of the date of the signature hereof, are attached as Annex B and forms and integral part thereof [Not attached - filed with Israeli Securities Authority].

6.	I hereby declare that my other functions and activities do not and should not create a conflict of interest in my position as director, and will not prejudice my ability to serve as director.

7.	If I cease to fulfill the terms specified in the Law for in order to serve as a director of the Company, I will immediately notify the Chairman of the Board of Directors.

8.
I am aware that the Company has relied on the statements made in this declaration when approving my office at the Company; and that this declaration shall be kept at the Company’s registered office and shall be available for inspection by any person, and be included in the Company’s public reports.

Date	Signature

Appendix B

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2011

The undersigned hereby constitutes and appoints YARON ELAD and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on October 3, 2011 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on October 24, 2011, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒

1.
Proposal No. 1 -  To elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Amiram Erel, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors who hold office.

☐FOR All Nominees	☐withhold authority for all nominees	☐For all except (See instructions below)

О Arie Mientkavich
О Avraham Asheri
О Gabi Barbash
О Rona Dankner
О Amiram Erel
О Shay Livnat
О Dori Manor
О Arieh Ovadia

2.
Proposal No. 2 - To Appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

☐FOR	☐AGAINST	☐ABSTAIN

3.	Proposal No. 3 – To approve the renewal of the Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company, from September 1, 2010 to December 31, 2011.

☐FOR	☐AGAINST	☐ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in the Proposal listed above.

Dated: ______________________, 2011

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.